Notice to Shareholders:
The Board of Trustees has approved the liquidation and closure of theFund. After the close of business on November
16, 2007, the Fund will beliquidated and existing shareholders of Class A, Class I and Class S willreceive the corresponding class of shares of Evergreen Municipal Money
Market Fund.